[redacted]

15047573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68967

*AB 3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kittle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 E. 96th Street, Suite 300
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP
(Name – *if individual, state last, first, middle name*)

800 East 96th Street, Suite 500	Indianapolis	Indiana	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Daniel LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kittle Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014

KITTLE CAPITAL MARKETS, LLC

CONTENTS

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member
Kittle Capital Markets, LLC

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2014, and the related notes to the statement of financial condition (the financial statement). This financial statement is the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 26, 2015

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

ASSETS		
Cash	$	49,026
Prepaid expenses and other		9,000
TOTAL ASSETS	$	58,026

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	11,047
MEMBER'S EQUITY		46,979
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,026

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by the Company Member, Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

The Company was approved by FINRA on July 11, 2013.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company's member is subject to U.S. federal and state income tax examinations by tax authorities for all years since 2011.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 26, 2015, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2014, the Company had Net Capital of $37,979, which was $32,979 in excess of the required Net Capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement with its affiliate for expenditures such as salaries and rent. Expenses related to this arrangement totaled $28,884 in 2014. During 2014, the Company's affiliate forgave expenses incurred in 2013 and 2014 under this arrangement totaling $37,736. Amounts due under these arrangements totaled $4,814 at December 31, 2014.